EXHIBIT 3.1(b)

CERTIFICATE OF ELIMINATION

OF THE

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

ROYAL GOLD, INC.

(Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware)

Royal Gold, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1.	Pursuant to the provisions of Section 103 and Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Restated Certificate of Incorporation of the Corporation (as such may be amended, modified or restated from time to time, the “Restated Certificate of Incorporation’), the Board of Directors of the Corporation (the “Board of Directors”) by resolution duly adopted a stockholders rights plan, as amended, in which preferred stock purchase rights (“Rights”) would be distributed as a dividend at the rate of one Right for each share of common stock held. Each Right would allow its holder to purchase the Company’s common stock with a value equal to twice the exercise price of the Right, initially set at $175.
2.	Each Right would entitle stockholders to buy one thousandth of a newly issued share of Series A Junior Participating Preferred Stock of the Corporation.
3.	Pursuant to the terms of the stockholder rights plan, as amended on September 10, 2007, all Rights expired on September 10, 2017.
4.	No shares of the Series A Junior Participating Preferred Stock are outstanding and no shares thereof will hereafter be issued subject to the Amended and Restated Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock.
5.	That the Board of Directors has adopted the following resolutions, and such resolutions have not been amended or modified and remain in full force and effect as of the date hereof:

NOW, THEREFORE, BE IT RESOLVED, that no shares of Series A Junior Participating Preferred Stock of the Corporation shall be issued and outstanding after 5:00 p.m. New York time on March 3, 2023;

RESOLVED FURTHER, that no shares of Series A Junior Participating Preferred Stock of the Corporation shall be issued pursuant to the Amended and Restated Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of the Corporation, after 5:00 p.m. New York time on March 3, 2023; and

RESOLVED FURTHER, that the proper officers, or any one or more of them, or their designees are authorized to execute and file with the Secretary of State of the State of Delaware a certificate or any other applications, notices or other documents, in order to eliminate the Amended and Restated Certificate of Designations, Preferences and Rights

of Series A Junior Participating Preferred Stock of the Corporation from the Certificate of Incorporation of the Corporation.

6.	Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, all matters set forth in the Amended and Restated Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock with respect to the Series A Junior Participating Preferred Stock are hereby eliminated from the Corporation’s Restated Certificate of Incorporation and the shares that were designated to such series are hereby returned to the status of authorized but unissued shares of the preferred stock of the Corporation, without designation as to series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be duly executed by an authorized officer on March 6, 2023.

ROYAL GOLD, INC.

By:	/s/ Laura B. Gill
Name:	Laura B. Gill
Title:	Vice President, Corporate Secretary and Chief Compliance Officer